April 20, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	SS Innovations International, Inc.
Registration Statement on Form S-1
File No. 333-293114

Ladies and Gentlemen:

SS Innovations International, Inc. (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Company’s Registration Statement on Form S-1 (File No. 333-293114), filed with the Securities and Exchange Commission (“SEC”) on February 2, 2026, together with all exhibits thereto (the “Registration Statement”), be withdrawn effective immediately.

The Company has determined not to pursue, at this time, the public offering to which the Registration Statement relates. The Registration Statement has not been declared effective by the SEC, and no securities have been issued or sold under the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

It is the Company’s understanding pursuant to Rule 477(b) under the Securities Act, that this request will be deemed granted as of the date that it is filed with the SEC unless, within fifteen (15) days after such date, the Company receives notice from the SEC that this request will not be granted.

Please call our counsel, Dale Bergman of Lewis Brisbois Bisgaard & Smith LLP, at (954) 302-4162 with any questions.

Sincerely,

SS INNOVATIONS INTERNATIONAL, INC.

By:	/s/ Sudhir Prem Srivastava
Sudhir Prem Srivistava, M.D.
Chairman and Chief Executive Officer